UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

___________________
(Mark One):

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR
☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission File Number:  1-7775

A.  Full title of plan and the address of the plan, if different from that of the issuer named below:

COAL COMPANY SALARY DEFERRAL
AND PROFIT SHARING PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219

REQUIRED INFORMATION

Financial Statements.  The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof.

1.           Statements of Net Assets Available for Benefits

2.           Statement of Changes in Net Assets Available for Benefits

3.           Notes to Financial Statements

4.    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits.  The following exhibit is filed as part of this annual report:
   Exhibit 23.1 – Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COAL COMPANY SALARY DEFERRAL
AND PROFIT SHARING PLAN
By: A.T. MASSEY COAL COMPANY, INC.
Its: Named Fiduciary

By:    /s/ John M. Poma
    John M. Poma
    Vice President and Chief Administrative Officer
    Named Fiduciary’s Designee

Dated:  June 15, 2009

Coal Company Salary Deferral and
Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007 and for the Year ended December 31, 2008 with Report of Independent Registered Public Accounting Firm

Coal Company Salary Deferral and Profit Sharing Plan

Financial Statements and Supplemental Schedule
December 31, 2008 and 2007 and for the Year ended December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Coal Company Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.
Glen Allen, Virginia
June 10, 2009

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
Assets
Cash	$50,665	$-
Investments, at fair value	132,613,260	176,538,538

Total Assets	132,663,925	176,538,538

Liabilities
Excess contribution liability	73,049	-

Total Liabilities	73,049	-

Net assets reflecting investments at fair value	132,590,876	176,538,538

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	2,433,020	276,971

Net assets available for benefits	$135,023,896	$176,815,509

See Notes to Financial Statements

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2008

Additions:
Investment income:
Dividends and interest, net of investment management fees	$4,094,066

Contributions:
Participants	17,666,386
Employer	4,931,091

Total Contributions	22,597,477

Total Additions	26,691,543

Deductions:
Net depreciation in fair value of investments	(48,120,753)
Distributions to participants	(20,362,403)

Total Deductions	(68,483,156)

Net decrease	(41,791,613)

Net assets available for benefits:
Beginning of year	176,815,509

End of year	$135,023,896

See Notes to Financial Statements

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.                   Description of Plan

The following description of the Coal Company Salary Deferral and Profit Sharing Plan dated February 27, 2002, as amended (the Plan), provides only general information.  Participants should refer to the Plan’s governing documents for a more complete description of the Plan’s provisions and definitions of certain capitalized terms not defined herein.

General:  The Plan is a contributory defined contribution plan established effective January 1, 1985 (restated effective October 1, 2001) by A.T. Massey Coal Company, Inc. (the Company or the Plan Sponsor), which is a wholly owned subsidiary of Massey Energy Company and is administered by the Company for the benefit of eligible employees of the Company and certain of its directly and indirectly owned subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation:  Eligible employees may begin participation on any date after hire.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, net of fund management fees.  Allocations of earnings are based on participant account balances within each fund.  Forfeited balances of terminated participant’s nonvested accounts are used to reduce future Company contributions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Upon enrollment in the Plan, participants may direct their investments to any of the Plan’s fund options.  Participants may change their investment options daily.

Contributions:  Participants may elect to defer up to 75% of their eligible compensation, as defined by the Plan and as limited by restrictions of the Internal Revenue Code.  The Company makes a contribution in an amount equal to 30% of the first 10% of each participant’s compensation contributed to the Plan.  Effective May 1, 2009, the Company reduced the fixed matching contribution to an amount equal to 10% of the first 10% of each participant’s compensation contributed to the Plan.

The Company also may contribute a discretionary amount to the Plan each year as determined by the Plan Sponsor’s management.  No discretionary contributions were made during the Plan years ending December 31, 2008 and 2007.

Vesting:  Participants are vested immediately in their contributions plus actual earnings thereon. The Matching Account for a participant who was an employee on September 30, 2001, is fully vested and nonforfeitable at all times.  The Discretionary Matching Account and Matching Account for an individual who was hired on or after October 1, 2001 shall become fully vested if the participant dies or reaches his Normal Retirement Age while employed by the Plan Sponsor or any of its participating subsidiaries.  Otherwise, such participant shall vest 20% after two years of service and then shall vest 20% each year after the first two years until fully vested.

Distribution:  Participants may obtain distributions from their accounts upon termination of employment, retirement, upon reaching age 59½, or by incurring a disability or hardship, as defined by the Plan.  Designated beneficiaries are entitled to receive the participant’s unpaid benefits upon the death of the participant.  Distributions must be in a form and medium prescribed by the Plan document.

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Loans to Participants:  Effective December 31, 2001, the provision to grant new loans to participants was eliminated.  Prior to that date, loans were made from the participant’s account and secured by the participant’s remaining account balance.  Participants were permitted to borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of 50% of the participant’s account or $50,000 in accordance with the Department of Labor’s regulations on loans to participants.  Loans bear interest ranging from 9% to 11.5% and must be repaid over a period not to exceed 5 years unless the loan was used to purchase the participant’s primary residence, in which case the loan term may not exceed 10 years.  Principal and interest is paid ratably through regular payroll deductions.  Loans to terminated participants and loans in default are treated as distributions to the participant.

Plan Amendment and Termination:  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 2.                   Summary of Accounting Policies

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Plan Sponsor’s management to make estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value, which equals the quoted market price on the last day of the year.  However, the Invesco Stable Value Trust is stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Participant loans are valued at their outstanding balances, which approximate fair value.  Securities transactions are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses:  Expenses of the Plan, excluding investment management fees that are netted against fund earnings, are paid by the Plan Sponsor.

Payment of Benefits:  Benefits are recorded when paid.

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 3.                   Investments

All of the Plan’s investments are held in a trust fund administered by the Trustee.  At December 31, 2008 and 2007, investments in each fund (including short-term investments allocated to such funds) consisted of the following:

	December 31,
	2008		2007
Invesco Stable Value Trust	$48,814,945	*	$39,529,511	*
Invesco Core Fixed Income Trust	-		27,995,258	*
American Funds American Balanced A	20,545,268	*	29,952,338	*
Oppenheimer Strategic Income Fund	20,148,965	*	-
American Funds Fundamental Investors A	19,214,502	*	37,567,605	*
AIM Constellation A	8,227,675	*	16,832,816	*
Massey Energy Company Stock Fund	7,174,477	*	10,965,325	*
Vanguard S&P 500 Index	4,946,729		7,449,107
Allianz Funds OCC Renaissance Fund A	3,368,090		6,198,909
Thornburg International Value	141,189		-
Participant Loans	31,420		47,669
	$132,613,260		$176,538,538
*Investment represents 5% or more of the Plan’s net assets.

The Invesco Stable Value Trust is presented in the financial statements at contract value, as reported to the Plan by the Trustee.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.  If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The market value yield to the fund was 6.449% and the crediting interest rate to the fund was 3.344% for the year ended December 31, 2008.

At December 31, 2008 and 2007, Plan investments included forfeiture balances of $235,669 and $77,533, respectively.  Forfeitures amounted to $281,983 in 2008.

During 2008, the Plan’s investments, excluding the Invesco Stable Value Trust and Participant Loans, (including investments purchased and sold, as well as held during the year) depreciated in value by $48,120,753 as follows:

Year Ended December 31, 2008

Invesco Core Fixed Income Trust	$(249,854)
American Funds American Balanced A	(8,493,918)
American Funds Fundamental Investors A	(14,641,285)
AIM Constellation A	(6,677,916)
Massey Energy Company Stock Fund	(7,120,484)
Allianz Funds OCC Renaissance Fund A	(2,440,125)
Oppenheimer Strategic Income Fund	(5,473,607)
Thornburg International Value	(31,118)
Vanguard S&P 500 Index	(2,992,446)
$(48,120,753)

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 4.                   Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (SFAS 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common/collective trusts:  Valued daily at the NAV of shares or units held by the Plan based on quoted market value of the underlying assets.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$76,592,418	$-	$-	$76,592,418
Common/Collective Trust	48,249,261	481,357	84,327	48,814,945
Common Stock	7,174,477	-	-	7,174,477
Participant Loans	-	-	31,420	31,420
Total assets at fair value	$132,016,156	$481,357	$115,747	$132,613,260

Level 3 Assets
Year Ended December 31, 2008
Common/Collective Trust
Balance, beginning of year	$-
Change in Unrealized Appreciation / (Depreciation)	84,327
Net Purchase / (Sales)	-
Transfers In / (Out) of Level 3	-
Balance, end of year	$84,327

Participant Loans
Balance, beginning of year	$47,669
Change in Unrealized Appreciation / (Depreciation)	-
Net Purchase / (Sales)	(16,249)
Transfers In / (Out) of Level 3	-
Balance, end of year	$31,420

Note 5.                   Related Party Transactions

Certain Plan assets are invested in common stock of the Plan Sponsor or in funds sponsored by the Trustee.  Transactions involving these instruments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

Note 6.                   Tax Status

The Internal Revenue Services has determined and informed the Plan Sponsor by a letter dated April 28, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The letter also states that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 7.                   Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8.      Subsequent Events

Effective May 1, 2009, the Company reduced the fixed matching contribution to an amount equal to 10% of the first 10% of each participant’s compensation contributed to the Plan.

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

SUPPLEMENTAL INFORMATION
EIN: 54-0295165
PLAN: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	(d)	(e)
(a)	lessor or similar party	par or maturity value	Cost	Current Value

	Common/Collective Trust:
*	Invesco	Stable Value Trust - 51,289,619 shares	**	$48,814,945

	Total Common/Collective Trust			48,814,945

	Registered Investment Companies:
	American Funds	American Balanced A - 1,491,921 shares	**	20,545,268
	Oppenheimer	Strategic Fund - 5,827,878 shares	**	20,148,965
	American Funds	Fundamental Investors A - 769,893 shares	**	19,214,502
	AIM Investments	Constellation A - 489,136 shares	**	8,227,675
	Vanguard	500 Index - 59,698 shares	**	4,946,729
	Allianz Funds	OCC Renaissance Fund A - 321,146 shares	**	3,368,090
	Thornburg	International Value - 7,340 shares	**	141,189

	Total Registered Investment Companies			76,592,418

	Common Stock Fund:
*	Massey Energy Company	Massey Energy Company - 471,414 shares	**	7,174,477

*	Participant Loans	Interest rates range from 9% to 11.5%; various maturity dates through June 30, 2010		31,420

	Cash	Non-interest bearing	**	50,665

	Adjustment from fair value to contract value
	for fully benefit-responsive investment contracts			2,433,020

	Grand Total			$135,096,945

*	Party-In-Interest
**	Historical cost is not required as all investments are participant directed.